Parnell Pharmaceuticals Holdings Ltd

c/o Parnell, Inc.

7015 College Boulevard, Level 6

Overland Park, KS 66211

May 10, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Ms. Suzanne Hayes

Re:	Parnell Pharmaceuticals Holdings Ltd Registration Statement on Form F-1 Filed April 15, 2016, as amended File No. 333-210778

Dear Ms. Hayes:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to May 11, 2016, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

The undersigned Registrant hereby reserves the right to withdraw this request orally and grants such right to its counsel, Pete Mirakian and Eric Steinle of the law firm of Spencer Fane LLP and to also have counsel for the Registrant request an extension of the effective date of the Registration Statement if so required.

The Registrant hereby acknowledges that, should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Parnell Pharmaceuticals Holdings Ltd

By:	/s/ Robert T. Joseph
Name:	Robert T. Joseph
Title:	Chief Executive Officer